ZAO PricewaterhouseCoopers Audit
 Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

 Report of Independent Accountants

To the Board of Directors and
Shareholders of ABC Moscow Broadband Communication Limited:

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of ABC Moscow Broadband Communication Limited at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ ZAO PricewaterhouseCoopers Audit

Moscow, Russia
May 23 , 2003

ABC Moscow Broadband Communication Limited
Balance Sheets
December 31, 2002 and 2001
(in thousands, except share data)

	2002	2001

Assets
Current assets
Cash and cash equivalents	$ 557	$ 4,344
Prepaid expenses and other current assets	-	9

Total current assets	557	4,353

Investment in ComCor-TV (Note 3)	8,036	5,465
Notes and accounts receivable from ComCor-TV	819	2,527
Investment in Institute for Automated Systems (Note 3)	48	48

Total assets	$ 9,460	$ 12,393

Liabilities and Shareholders' Equity
Accounts payable	$ 30	$ 2
Accrued expenses	22	129
Payable to Andersen Group, Inc. (Note 5)	-	6

Total liabilities	52	137

Commitments and contingencies

Shareholders' equity
Common stock, Series A, 1 Cyprus Pound (US $2.20) par value; 1,000 shares authorized, issued and outstanding in 2002 and 2001 (Note 4)	2	2
Common stock, Series B, $1,000 par value; 19,000 shares authorized, issued and outstanding in 2002 and 2001, respectively (Note 4)	19,000	19,000
Additional paid-in capital	1,409	1,409
Accumulated deficit	(11,003)	(8,155)

Total shareholders' equity	9,408	12,256

Total liabilities and shareholders' equity	$ 9,460	$ 12,393

The accompanying notes are an integral part of these financial statements.

ABC Moscow Broadband Communication Limited
Statements of Operations
For the Years Ended December 31, 2002, 2001 and 2000
(in thousands)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Interest income	$ 68	$ 311	$ 499

Expenses
Salaries	265	254	246
Legal and consulting	188	589	912
Allocations from Andersen Group, Inc.	-	158	212
Travel and other	34	143	233

Total operating expenses	487	1,144	1,603

Net loss before equity in losses of unconsolidated subsidiary	(419)	(833)	(1,104)
Equity in losses of ComCor-TV	(2,429)	(1,852)	(1,814)

Net loss	$(2,848)	$(2,685)	$(2,918)

 The accompanying notes are an integral part of these financial statements.

ABC Moscow Broadband Communication Limited
Statement of Changes in Shareholders' Equity (Deficit)
For the Years Ended December 31, 2002, 2001 and 2000
(in thousands, except share data)

					Additional
	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Total

Balance at December 31, 1999 (unaudited)	1,000	$ 2	-	$ -	$ 1,516	$(2,552)	$(1,034)
Issuance of common stock Class B, net of issuance costs of $107,000	-	-	17,450	17,450	(107)	-	17,343
Conversion of shareholders' payable to common stock Class B (Note 4)	-	-	1,000	1,000	-	-	1,000
Net loss	-	-	-	-	-	(2,918)	(2,918)

Balance at December 31, 2000	1,000	2	18,450	18,450	1,409	(5,740)	14,391
Issuance of common stock Class B	-	-	550	550	-	-	550
Net loss	-	-	-	-	-	(2,685)	(2,685)

Balance at December 31, 2001	1,000	2	19,000	19,000	1,409	(8,155)	12,256
Net loss	-	-	-	-	-	(2,848)	(2,848)

Balance at December 31, 2002	1,000	$ 2	19,000	$19,000	$1,409	$(11,003)	$9,408

The accompanying notes are an integral part of these financial statements.

44

ABC Moscow Broadband Communication Limited
Statement of Cash Flows
For the Years Ended December 31, 2002, 2001 and 2000
(in thousands)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Cash flows from operating activities
Net loss	$ (2,848)	$ (2,685)	$ (2,918)
Equity in losses of ComCor-TV	2,429	1,852	1,814
Change in prepaid expenses and other current assets	9	(9)	-
Change in accounts payable and accrued liabilities	(79)	(123)	4
Change in payable to Andersen Group, Inc.	(6)	(9)	(17)

Net cash used in operating activities	(495)	(974)	(1,117)

Cash flow from investing activities
Purchase of investment in ComCor-TV	(5,000)	8	(9,020)
Notes receivable from ComCor-TV	1,708	(2,527)	-

Net cash used in investing activities	(3,292)	(2,519)	(9,020)

Cash flows from financing activities
Cash received from issuance of Class B shares, net of offering expenses	-	-	17,343
Cash received for common stock subscribed (Note 4)	-	-	550

Net cash provided by financing activities	-	-	17,893

Net (decrease) increase in cash	(3,787)	(3,493)	7,756

Cash at beginning of year	4,344	7,837	81

Cash at end of year	$ 557	$ 4,344	$ 7,837

The accompanying notes are an integral part of these financial statements.

ABC Moscow Broadband Communication Limited
Notes to Financial Statements
For the Years Ended December 31, 2002, 2001 and 2000

1.             Nature of the Business

ABC Moscow Broadband Communication Limited ("Moscow Broadband" or the "Company") is a Cyprus-based association formed in 1995 as Treglos Investments Limited to act as a holding company for investments in Russian companies.  From 1995 to early 2000, its primary investment had been an approximately 6% interest in The Institute for Automated Systems ("IAS"), a Moscow-based telecommunications company.  In June 2000, the Company changed its name from Treglos Investments Limited to ABC Moscow Broadband Communication Limited.  In January 2000, Moscow Broadband entered into an agreement (the "Joint Venture Agreement") with Moscow Telecommunications Corporation ("COMCOR") under which COMCOR and Moscow Broadband would fund the operations of ZAO ComCor-TV ("ComCor-TV") and maintain joint and equal control over ComCor-TV.  In April 2000 pursuant to this agreement, the Company and COMCOR each provided capital to ComCor-TV in exchange for equal ownership of ComCor-TV's equity.  ComCor-TV is developing and operating a network to deliver cable television, high speed data transmission and Internet access, and IP telephony to up to 1,500,000 homes and businesses throughout the Moscow region.

2.             Summary of Significant Accounting Policies

Use of Estimates
 The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Interest Income
Interest income on bank deposits and loans to ComCor-TV is recognized as earned.

Income Taxes
Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.  Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

3.             Investments

The Company's investments in ComCor-TV and the IAS are subject to the risks and uncertainties of the economy of the Russian Federation.  This economy continues to display characteristics of an emerging market.  These characteristics include, but are not limited to, the existence of the following:  a currency that is not freely convertible outside of the country; extensive currency controls; a low level of liquidity in the public and private debt and equity markets; and high inflation.

The prospects for future stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

Financial Instruments
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts payable, accrued expenses, and notes receivable, approximate their fair value at December 31, 2002 and 2001 due to their short maturities.

Investment in IAS
The investment in IAS is carried at historical cost, adjusted for other than temporary declines in fair value.  Moscow Broadband invested $1,000,000 for the purchase of shares of IAS in 1996.  During the year ended December 31, 1998, the Company recorded an $833,000 impairment loss to reflect an other than temporary decline in its value relating to the financial crisis in Russia at that time.  During the year ended December 31, 2001, 10,722 shares of IAS with an adjusted cost basis of $119,000 were contributed to ComCor-TV as discussed below.  Such shares were recorded by ComCor-TV at a fair value of $634,000 in accordance with joint venture accounting.  As of December 31, 2002 and 2001, the Company owned 4,402 shares which represent approximately 1.8% of IAS.

Investment in ComCor-TV
In April 2000, pursuant to the Joint Venture Agreement, the Company contributed $8,500,000 in cash to ComCor-TV, 10,722 shares of IAS, and also contributed an additional $500,000 in cash during the year ended December 31, 2001.  In return, the Company received a 50% equity ownership in ComCor-TV.  In accordance with the Joint Venture Agreement, the Company will share in half the profits and losses of ComCor-TV and is permitted to appoint half the directors to the ComCor-TV Board of Directors.  The Company shares joint control over ComCor-TV with COMCOR and, as a result, the investment is being accounted for under the equity method.

In May 2002, the Company invested an additional $5,000,000 of cash into ComCor-TV pursuant to agreements under which both ComCor-TV and the Company would become controlled subsidiaries of Andersen Group, Inc. ("Andersen"), a US publicly traded company which currently owns 25% of the outstanding stock of the Company.  These agreements also called for COMCOR to contribute operating assets and additional shares of IAS with an aggregate agreed-upon value of $17,478,000.

At December 31, 2002, the reported value of the Company's investment in ComCor-TV was $8,036,000 which equals 27.2% of the recorded value of ComCor-TV's net assets.  The Company continues to record a 50% equity interest in ComCor-TV's results of operations because capital contributions made into ComCor-TV by the Company and COMCOR were made pursuant to agreements signed that, if consummated, will result in both the Company and ComCor-TV becoming 100% owned subsidiaries of Andersen Group, Inc. ("Andersen"), a U.S. publicly traded company which owns 25% of the outstanding stock of the Company.  Until these transactions are finalized, the Company and COMCOR equally share voting power with respect to ComCor-TV's matters which require shareholder approval.

During 2001 and 2002, the Company provided advances and loans to ComCor-TV subject to various lending agreements.  At December 31, 2001, the advances and loans totaled $2,527,162.  In April 2002, the Company advanced ComCor-TV an additional $250,000.  With the proceeds of the Company's $5,000,000 capital investment in May 2002, ComCor-TV repaid $2,509,742 of the loans and advances along with accrued interest thereon.  From September 2002 through December 2002, the Company loaned a net of $550,000 additional pursuant to a secured loan agreement.  At December 31, 2002, the total of loans and advances to ComCor-TV was $819,047, which includes $1,627 of accrued interest receivable.  As a result of the agreements reached in April 2003, as described in Note 7, realization of this amount is more reasonably assured, and accordingly, no provision for uncollectibility has been recorded.

During 2002 and 2001, the Company recognized $28,115 and $6,521, respectively, of interest income from loans to ComCor-TV.

 The following presents ComCor-TV's summarized financial information as of and for the years ended December 31, 2002 and 2001 (in thousands):

	2002	2001

Consolidated Balance Sheet
Current assets	$ 6,014	$ 2,930
Non-current assets	28,496	14,850
Total assets	$34,510	$ 17,780

Current liabilities	$ 3,124	$ 3,631
Non-current liabilities	1,816	2,099
Total liabilities	4,940	5,730
Minority interest	28	25
Shareholders' equity	29,542	12,025
	$34,510	$ 17,780

	Years Ended December 31,
	2002	2001	2000

Consolidated Statement of Operations
Revenues	$ 1,941	$ 1,200	359
Cost of revenues	$(3,691)	$ (2,004)	$(1,611)
Loss from operations	$(4,960)	$ (5,101)	$(3,574)
Net loss	$(4,858)	$ (3,704)	$(3,599)

 4.             Common Stock

The Company was originally capitalized with 1,000 shares of Class A common stock, which has a par value of one Cyprus pound per share (US $2.20).  During 2000, the Company's Board of Directors authorized the creation of a separate class of common stock, Class B common stock.  The Company is authorized to issue up to 19,000 shares of Class B common stock with a par value of US$1,000.  Each class of stock has equal rights with respect to voting, dividends and preference in liquidation.

During 2000, the Company completed a private placement of 19,000 shares of its Class B common stock at a price of $1,000 each.  As of December 31, 2000, two investors in the private placement had not been issued stock certificates for their 550 shares of Class B common stock pending foreign bank citizenship approval.  Accordingly, the $550,000 of proceeds relating to these shares was classified as common stock subscribed.  During the year ended December 31, 2001, all 550 shares of Class B common stock were issued to these investors.

At the time of the private placement, the Company was indebted to certain of the holders of the Class A common stock in the aggregate amount of $1,000,000 for expenses incurred on the Company's behalf from 1995 through December 1999.  Concurrent with the private placement, these shareholders elected to convert this liability into equity through the subscription of Class B shares.  Costs relating to the private placement, and issuance of the shares, were charged to additional paid-in capital.

5.             Related Party Transactions

At December 31, 2002, the Company had only one compensated officer, and it does not have its own facilities.  Accordingly, it relies on Andersen for all its administrative and operational activities.  In connection therewith, Andersen charged $158,000 and $212,000 of administrative expenses to the Company during the years ended December 31, 2001 and 2000, respectively.  Due to the increased level of activities in 2002 being related to Andersen's planned acquisition of ComCor-TV and the Company, Andersen did not allocate any expenses to the Company during 2002.

The President of the Company is compensated directly by the Company and is also the Chairman of Andersen.  The President and Chief Financial Officer of Andersen also are Chairman and Chief Financial Officer, respectively, of the Company.

 6.             Income Taxes

 The principal components of the deferred tax balances are as follows:

	December 31, 2002	December 31, 2001

Net operating loss carryforwards	$ 879	$ 268
Deferred tax asset valuation allowance	(879)	(268)
Net deferred tax assets	$ -	$ -

 The Company is subject to income tax in Cyprus at the rate of 4.25%.  There is no tax liability for the year because of the losses incurred.  The losses can be carried forward and utilized against the profits of the five years following the year in which they were incurred.

 The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards cannot be sufficiently assured at December 31, 2002.

7.             Subsequent Event

 In May  2003, Andersen and COMCOR entered into agreements under which Andersen would acquire COMCOR's equity interest in ComCor-TV, including equity interests to be received from the conversion of amounts owed by ComCor-TV to COMCOR for services provided during 2002 and estimated amounts to be provided in 2003.  Pursuant to these agreements, Andersen committed to investing $3.5 million in cash into ComCor-TV within 20 days of the signing of the agreements and committed to invest an additional $2.5 million into ComCor-TV at defined periods through no later than August 31, 2004.

The agreements between COMCOR and Andersen require that Andersen also acquire substantially all of the equity interests of the Company to enable Andersen to own substantially all of the equity interests of ComCor-TV.  Concurrent with the closing of its acquisition of COMCOR's equity holdings in ComCor-TV, Andersen intends to issue 150 shares of its common stock for each Class A or Class B common share of the Company that it does not already own to holders of such shares who accept its exchange offer.